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                                                           EXHIBIT 99.(a)(1)(B)


Dear Employees and Directors:

A cornerstone of our company's success has been our ability to motivate our employees and retain our directors. Accordingly, since many of our outstanding options have exercise prices that are significantly higher than the current market price of our common stock, we felt it appropriate to offer an option exchange program. The details of the option exchange program are set forth in the attached documents, which include the Offer to Exchange Outstanding Options to Purchase Common Stock.

We will hold a meeting today, November 28, 2001, at 3:30 p.m., Pacific Standard Time, during which you will be able to ask questions you may have regarding the attached documents.

Chris L. Branscum